Mail Stop 3561

July 9, 2008

Stephen J. Sperco
Chief Executive Officer
Bluegate Corporation
701 North Post Oak Road, Suite 600
Houston, TX 77024

> **Re:** **Bluegate Corporation**
> **Post-Effective Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed June 26, 2008**
> **File No. 333-145492**

Dear Mr. Sperco:

We have limited our review of your filing to those issues we have addressed in our comment.  Where indicated, we think you should revise your document in response to our comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

1.  We note your response to comment five in our letter dated May 12, 2008.  We further note your revised disclosure states that broker-dealers or affiliates of broker-dealers that are selling shareholders either (1) acquired the securities in the ordinary course of business or (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understanding directly or indirectly, with any person, to distribute the securities (emphasis added).  However, you are required to identify broker-dealers as underwriters if the shares being registered were not issued as underwriting compensation.  Please either confirm to us that the shares were issued to the broker-dealers as underwriting compensation or identify them as underwriters.  With regard to affiliates of broker-dealers, your revised disclosure is structured as an "either/or" representation, as emphasized above, however, we require affiliates to represent that (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities (emphasis added).  Please revise accordingly.  If you are unable to

make these statements in the prospectus, please disclose that the seller is an underwriter.  We may have additional comments upon review of your response.

***

As appropriate, please amend your registration statement in response to this comment.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:  Joel Seidner, Esq.